Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900
July 11, 2025
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Anu Dubey
Thankam Varghese
Melissa McDonough
	Re:	Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)
Dear Ladies and Gentlemen:
On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), transmitted by telephone on July 2, 2025 by Thankam Varghese of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, regarding Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, filed on April 30, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement"), and the Fund's correspondence to the Staff, dated June 25, 2025 (the "Prior Correspondence"). The Fund is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently hereto to respond to the Staff's comments and make certain other changes.
For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information are to those filed as part of the Registration Statement. References to "Prior Comments" are to those set forth in the Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
PRIOR CORRESPONDENCE
1.Relating to Prior Comment #1, please insert in the disclosure section references to the relevant sections of the 1940 Act.
Response:
The Fund has revised the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).
The Fund may invest through wholly owned or primarily controlled subsidiaries or special purpose vehicles that primarily engage in investment activities in securities or other assets. Any such wholly owned or primarily controlled subsidiary or special purpose vehicle will comply with provisions of the 1940 Act related to affiliated transactions and custody (Section 17 of the 1940 Act) or exemptive relief therefrom, and the Fund will comply with provisions governing investment policies (Section 8 of the 1940 Act) and, to the extent required by the 1940 Act and relevant SEC guidance, capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with any wholly owned or primarily controlled subsidiary or special purpose vehicle.

2.Relating to Prior Comment #11, please disclose how long it is expected to take to fully invest the net proceeds from the sale of Shares of the Fund. Please see Item 7.2 of Form N-2.
Response:
The Fund has revised the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).
The proceeds from the sale of Shares of the Fund, not including the amount of the Fund's fees and expenses (including, without limitation, offering expenses), will be invested by the Fund as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments and capital inflows into the Fund and in accordance with the Fund's investment objective and strategies, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. It is anticipated that proceeds from the sale of Shares will be invested by the Fund within three months; however, changes in market conditions could result in the Fund's anticipated investment period extending as long as six months. Pending investment of the net proceeds, the Fund may invest in short-term, highly liquid or other authorized investments.
3.Relating to Prior Comment #12, please attach as a material contract the Facility Agreement or explain to us why such Facility Agreement is being made in the ordinary course of business.
Response:
The Facility Agreement is utilized to facilitate investment by the Fund in a portfolio of securities in accordance with the Fund's investment objective and strategies. The Fund considers such investment activity to be in the ordinary course of business of closed-end investment companies such as the Fund, and notes its belief that the use of such financing arrangements is common industry practice.
4.Relating to Prior Comment #15:
(a)Please replace "repurchase" with "purchase" in the Prospectus or explain to us why "repurchase" is appropriate.
(b)Please supplementally explain whether any affiliate of the Fund is acting as a backstop or guarantor to purchase investments from the Financing Provider if the Fund does not purchase such investments from the Financing Provider.
(c)Please disclose what happens if a Portfolio Investment declines in value and/or is impaired while it is held by the Financing Provider. If the Fund remains obligated to purchase such Portfolio Investments, when is that reflected in NAV and how are potential investors apprised of Portfolio Investments, including potential valuations? Please explain how any facility fees will be reflected in NAV for purposes of this offering. Explain to us how your obligation to purchase Portfolio Investments, including any potential losses, is accounted for and otherwise reflected in the Fund's NAV.
(d)Please supplementally explain what happens if the Fund were to fail to meet the Capital Condition under the Facility Agreement.
(e)Have any affiliates of the Fund or Adviser, or funds managed or controlled by the Adviser or its affiliates, also invested in the Portfolio Investments? If so, please provide an analysis regarding the permissibility of such investments under the 1940 Act, including under any co-investment exemptive order.
(f)As part of the Facility Agreement, please supplementally explain, and revise the disclosure to state, whether the Fund has agreed to pay the Financing Provider in consideration for the forward arrangement provided by the Financing Provider. If the Fund will pay any such compensation, also state whether any affiliate will reimburse the Fund in the event that the Capital Condition is not met and the affiliate, rather than the Fund, acquires ownership of the relevant Portfolio Investment.
Response:
(a) The Fund has revised the disclosure, as requested.
(b) The Fund supplementally confirms that no affiliate of the Fund is acting as a backstop or guarantor to purchase investments from the Financing Provider if the Fund does not purchase such investments from the Financing Provider.
(c) Pursuant to the Facility Agreement, the Fund purchases Portfolio Investments at a purchase price equal to the cash amount paid by the Financing Provider relating to the initial principal amount of the Portfolio Investment and assumption of any portion of unfunded commitment relating to the Portfolio Investment, subject to adjustment for, among other things, principal repayments, capitalized payment in-kind interest and certain adjustments for OID.
Once the Fund is obligated to purchase a Portfolio Investment, following acquisition of such Portfolio Investment, the Adviser, as the Fund's valuation designee, will value the Portfolio Investment in accordance with the Fund's valuation policies and procedures. Any decline in value and unrealized loss resulting in a markdown upon acquisition, and the effect of any consideration of the type described in (f) below paid by the Fund, would be reflected in the NAV of the Portfolio Investment, and the Fund, as a result of such valuation process.
The Fund intends to make available to all investors and prospective investors in the Fund, including by amendment to the Registration Statement, a schedule of investments describing the Portfolio Investments held as part of the Facility Agreement and acquired by the Fund pursuant thereto.
(d) Pursuant to the initial Facility Agreement, if the Capital Condition were not met, the Fund would not be obligated to purchase any Portfolio Investment from the Financing Provider. The Facility Agreement did not contain any penalty conditional upon the Fund not meeting the Capital Condition.
Following the date of the Prior Correspondence, the Facility Agreement was amended to remove the Capital Condition. Under the amended Facility Agreement, the Fund is obligated to purchase a Portfolio Investment on or before a specified date based on the date of initial acquisition of such Portfolio Investment by the Financing Provider (in certain cases, to the extent that, on such dates, the Fund has available distributable cash in excess of the aggregate purchase price of such Portfolio Investment).
(e) Certain business development companies (the "Blue Owl BDCs"), private funds and/or accounts managed by affiliates of the Adviser (collectively, the "Other Blue Owl Funds") have acquired interests in the same securities issued by the issuers of the Portfolio Investments in transactions alongside the Financing Provider. Any such investments which involved the Blue Owl BDCs investing alongside Other Blue Owl Funds were acquired by such Blue Owl BDCs and Other Blue Owl Funds in accordance with the conditions of the Co-Investment Exemptive Order. No Blue Owl BDC or Other Blue Owl Fund is a party to the Facility Agreement nor does any Blue Owl BDC or Other Blue Owl Fund have an interest in the Portfolio Investments held by the Financing Provider. The Financing Provider is not affiliated with the Blue Owl BDCs, Other Blue Owl Funds or the Fund, and the Fund did not participate in the aforementioned transactions alongside the Blue Owl BDCs or Other Blue Owl Funds.
The Fund has acquired, and will continue to acquire, Portfolio Investments from the Financing Provider, which is not affiliated with the Fund, in secondary acquisition transactions not involving any Blue Owl BDCs or Other Blue Owl Funds.
Following the secondary acquisition of Portfolio Investments by the Fund from the Financing Provider, the Fund intends to rely on the Co-Investment Exemptive Order to the extent necessary or appropriate to conduct any applicable follow-on investments in or dispositions of Portfolio Investments alongside Blue Owl BDCs and/or Other Blue Owl Funds.

(f) As part of the purchase of a Portfolio Investment, the Fund pays consideration to the Financing Provider based on a percentage of the par value or, as applicable, unfunded commitment amount of the Portfolio Investment, which is determined on a sliding scale based on the settlement date of the Fund's purchase of the Portfolio Investment relative to the date of the initial acquisition of the Portfolio Investment by the Financing Provider. Disclosure regarding this consideration has been added to the Prospectus. Neither the Fund nor any affiliate thereof is obligated to pay any other consideration to the Facility Provider.
The Fund does not pay any additional consideration to the Financing Provider relating to the purchase arrangements for Portfolio Investments described in the Facility Agreement and, therefore, no additional expenses are reflected in the Fund's NAV on account of the Facility Agreement. As noted above in (c), following acquisition of a Portfolio Investment, the Adviser will value the Portfolio Investment in accordance with the Fund's valuation policies and procedures, and the Fund's NAV will reflect the acquisition of such Portfolio Investment.
5.Relating to Prior Comment #25, please revise the response to confirm that the Fund has access to the records necessary to support the performance calculation.
Response:
The Fund supplementally confirms that it has access to the records of the Adviser necessary to support the performance calculation disclosed in this section, as required for advisers by Rule 204-2(a)(16) under the Advisers Act.
6.The Staff notes that they continue to internally discuss Prior Comment #39 and may have additional comments following such discussion.
Response:
The Fund acknowledges this comment.
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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.

cc:	Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Matthew Press, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
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